FIRST TRUST PORTFOLIOS L.P.
                           120 EAST LIBERTY DRIVE
                          WHEATON, ILLINOIS 60187


                              August 19, 2010


Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     FT 2548 (file no. 333-168192)

Ladies/Gentlemen:

     The undersigned, FT 2548 (the "Trust"), registrant, by First Trust Portfolios L.P., as the Sponsor and Depositor of the Trust and of the units covered by the subject Registration Statement, pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, hereby respectfully requests that the Securities and Exchange Commission consent to the filing of the amendment to the Registration Statement and grant acceleration of the effectiveness of said Registration Statement, as amended, so that the same may become effective as early as practicable on August 24, 2010 or as soon thereafter as possible.

                        Very truly yours,

                        FT 2548

                        By:  First Trust Portfolios L.P.


                        By: /s/ Jason T. Henry
                            ---------------------------------
                            Jason T. Henry
                            Senior Vice President